UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 23, 2014

Commission File Number: 1-13546
_____________________________________________________

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol
The Netherlands

(Address of Principal Executive Offices)
_____________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

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Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated July 23, 2014 announcing STMicroelectronics’ 2014 second quarter and first half financial results.

PR No. C2762C

STMicroelectronics
Reports 2014 Second Quarter and First Half Financial Results

•	Second quarter net revenues and gross margin improved sequentially to $1.86 billion and 34%, respectively
•	Second quarter net result returned to profit
•	Nano2017 R&D program approved by the European Union
•	Capital structure strengthened with $1 billion senior unsecured convertible bond financing in July 2014

Geneva, July 23, 2014 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported financial results for the second quarter and first half ended June 28, 2014.

Second quarter net revenues totaled $1.86 billion and gross margin was 34.0%. Net income was $38 million and included Nano2017 R&D program funding.

“During the second quarter we made positive business and financial progress in key areas: from revenue and gross margin improvement as a result of our product, marketing and manufacturing initiatives, to a further strengthened capital structure,” commented ST President and CEO Carlo Bozotti.

“Our performance benefited from the combination of favorable macro-economic and market dynamics, especially in Industrial and Automotive, and from the traction of our innovative portfolio and mass-market initiatives. In our Sense & Power and Automotive segment, both Industrial & Power Discrete and Automotive delivered sequential growth and strong operating margin improvements. In total, SP&A’s operating margin reached double-digits. In our Embedded Processing Solutions segment, our leadership in microcontrollers continues to be a key driver of improvement as our general-purpose microcontroller business enjoyed its fifth consecutive quarter of record revenues. Also, as anticipated, our digital consumer and ASIC business started to grow sequentially after reaching an inflection point in the first quarter.

“To strengthen our capital structure and significantly enhance our financial flexibility, we took advantage of very favorable terms and raised $1 billion in July through a convertible bond offering. Proceeds from the issuance of the bonds will be used for general corporate purposes to boost growth. Additionally, by strengthening our capital structure we reinforce our objective to return capital to shareholders through dividends.”

Summary Financial Highlights
U.S. GAAP (Million US$)	Q2 2014	Q1 2014	Q2 2013(a)
Net Revenues	1,864	1,825	2,045
Gross Margin	34%	32.8%	32.8%
Operating Income (Loss), as reported	98	(4)	(107)
Net Income (Loss) attributable to parent company	38	(24)	(152)
(a)	Net revenues include sales recorded by ST-Ericsson as consolidated by ST. ST-Ericsson was deconsolidated on September 1, 2013.

Non-U.S. GAAP* Before impairment and restructuring (Million US$)	Q2 2014	Q1 2014	Q2 2013
Operating Income (Loss)	118	8	(64)
Operating Margin	6.3%	0.4%	(3.1%)

Second Quarter Review

ST’s second quarter net revenues increased 2.1% on a sequential basis to $1.86 billion and excluding legacy ST-Ericsson products and one-time licensing, increased by 4.7%.

By region of shipment, sequential growth was led by EMEA with an 8.3% increase driven by automotive and industrial customers while Greater China & South Asia increased 2.0%. The Americas decreased by 0.7%. Japan & Korea was lower by 5.3%, reflecting lower sales of legacy ST-Ericsson products.

On a year-over-year basis, net revenues decreased 8.9% mainly due to the phase-out of legacy ST-Ericsson products.

Second quarter gross profit was $634 million and gross margin was 34.0%, 40 basis points above the midpoint of ST’s outlook range. Gross margin improved 120 basis points sequentially, mostly reflecting manufacturing efficiencies and favorable product mix. On a year-over-year basis, gross margin improved 120 basis points.

Combined R&D and SG&A expenses totaled $626 million compared to $606 million in the first quarter and $738 million in the year-ago quarter. In the second quarter, R&D expenses were $389 million and SG&A expenses were $237 million, representing a sequential increase of 3% and 5%, respectively, principally due to a longer calendar. R&D and SG&A expenses declined by 14% and 17%, respectively, compared to the year-ago period, mainly due to the ST-Ericsson wind-down and cost-reduction initiatives.

Other income and expenses, net in the second quarter, significantly increased to $110 million, compared to $15 million and $2 million in the first and year-ago quarter, respectively. The second quarter of 2014 included $100 million related to the catch-up of funding of the Nano2017 R&D program which started January 1, 2013. The Nano2017 program was approved by the European Union in the second quarter of 2014 and ST, in its role as Coordinator and Project Leader of Nano2017, has been allocated an overall funding budget of about €400 million for the period 2013-2017, subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives.

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(*)Operating income (loss) before impairment and restructuring and operating margin before impairment and restructuring are non-U.S. GAAP measures. Please refer to Attachment A for additional information explaining why the Company believes these measures are important and reconciliation to U.S. GAAP.

Impairment, restructuring and other related closure costs for the second quarter were $20 million compared to $12 million in the prior quarter.

Operating margin before impairment and restructuring was a positive 6.3% in the 2014 second quarter compared to a positive 0.4% in the prior quarter.*

Loss on equity investments in the second quarter was $52 million, mostly related to ST’s investment in the 3Sun joint venture. In particular, the second quarter includes impairment and other charges in connection with ST’s decision to exit the joint venture. ST has signed an agreement yesterday, whereby the company will transfer all 3Sun ownership and obligations to Enel Green Power.

Second quarter net income was $38 million or $0.04 per share, compared to a net loss of $(0.03) and $(0.17) per share in the prior and year-ago quarter, respectively. On an adjusted basis, net of related taxes, ST reported non-U.S. GAAP net income per share of $0.11 in the second quarter, excluding impairment and restructuring charges and one-time items, compared to a net loss of $(0.01) and $(0.06) per share in the prior and year-ago quarter, respectively.*

For the second quarter of 2014, the effective average exchange rate for the Company was approximately $1.36 to €1.00 compared to $1.35 to €1.00 for the first quarter of 2014 and $1.30 to €1.00 for the second quarter of 2013.

Quarterly Net Revenues Summary

Net Revenues By Product Line and Segment (Million US$)	Q2 2014	Q1 2014	Q2 2013
Analog & MEMS (AMS)	264	304	327
Automotive (APG)	463	445	416
Industrial & Power Discrete (IPD)	475	442	466
Sense & Power and Automotive Products (SP&A)	1,202	1,191	1,209
Digital Convergence Group (DCG) (a)	184	205	375
Imaging, Bi-CMOS ASIC and Silicon Photonics (IBP) (a)	76	77	98
Microcontroller, Memory & Secure MCU (MMS)	396	346	351
Other EPS	1	-	-
Embedded Processing Solutions (EPS)	657	628	824
Others	5	6	12
Total	1,864	1,825	2,045
(a)
Reflecting the transfer of Wireless (legacy ST-Ericsson products) and the Image Signal Processor business unit from IBP to DCG as of January 1, 2014, the Company has reclassified prior period revenues.

Net Revenues by Market Channel

Net Revenues By Market Channel (%)	Q2 2014	Q1 2014	Q2 2013
Total OEM	69%	70%	74%
Distribution	31%	30%	26%

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(*)Operating margin before impairment and restructuring and adjusted net earnings per share are non-U.S. GAAP measures. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Revenues and Operating Results by ST Product Segment

Operating Segment (Million US$)	Q2 2014 Net Revenues	Q2 2014 Operating Income (Loss)	Q1 2014 Net Revenues	Q1 2014 Operating Income (Loss)	Q2 2013 Net Revenues	Q2 2013 Operating Income (Loss)
Sense & Power and Automotive Products (SP&A)	1,202	126	1,191	104	1,209	42
Embedded Processing Solutions (EPS) (a)	657	14	628	(80)	824	(106)
Others (b)(c)	5	(42)	6	(28)	12	(43)
TOTAL	1,864	98	1,825	(4)	2,045	(107)

(a) Embedded Processing Solutions includes the Wireless product line which includes a portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenues and operating results until September 1, 2013, as well as other items affecting operating results related to the wireless business.
(b) Net revenues of “Others” includes revenues from sales of Subsystems, assembly services, and other revenues.
(c) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Subsystems and Other Products Group. “Others” includes $5 million, $5 million, and $2 million of unused capacity charges in the second and first quarters of 2014 and second quarter of 2013, respectively; and $20 million, $12 million, and $43 million of impairment, restructuring charges, and other related closure costs in the second and first quarters of 2014 and second quarter of 2013, respectively.

Sense & Power and Automotive Products (SP&A) second quarter net revenues increased 0.9% sequentially, driven by IPD and APG. On a year-over-year basis, growth in APG and IPD was offset by AMS, specifically prior-generation motion MEMS and product portfolio pruning in standard linear and standard logic. SP&A operating margin improved to 10.5% in the 2014 second quarter compared to 8.7% and 3.5% in the prior and year-ago quarter, respectively, with the increases compared to both periods principally driven by manufacturing efficiencies and product mix.

Embedded Processing Solutions (EPS) second quarter net revenues, including $34 million from legacy ST-Ericsson products, increased 4.6% on a sequential basis driven by MMS. On a year-over-year basis, EPS net revenues excluding legacy ST-Ericsson products decreased 3.8% with growth in MMS offset by DCG and IBP. EPS segment operating margin improved to 2.1% in the 2014 second quarter, from negative 12.7% and negative 12.8% in the prior and year-ago quarter, respectively, mainly due to the catch-up of funding related to Nano2017.

Cash Flow and Balance Sheet Highlights

Net cash from operating activities was $71 million in the second quarter, compared to $53 million in the prior quarter and $15 million in the year-ago quarter.

Capital expenditure payments, net of proceeds from sales, were $139 million during the second quarter and for the first half of the year totaled $251 million.

Free cash flow* was negative $99 million in the second quarter, compared to a negative $51 million in the prior quarter and negative $134 million in the year-ago quarter.

Inventory decreased by $8 million to $1.32 billion at quarter end. Inventory in the second quarter of 2014 was at 3.7 turns or 97 days, at the same level with the prior quarter.

In the second quarter, the Company paid cash dividends totaling $90 million.

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(*)Free cash flow is a non-U.S. GAAP measure. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

ST’s net financial position was $423 million at June 28, 2014 compared to $612 million at March 29, 2014.* ST’s financial resources equaled $1.55 billion and total debt was $1.13 billion at June 28, 2014.

Total equity, including non-controlling interest, was $5.50 billion at quarter end.

On June 26, 2014, ST launched and priced a $1 billion offering of senior unsecured bonds convertible into new or existing ordinary shares of ST. The Company simultaneously launched a share buy-back program intended to meet its obligations in relation to ST’s employee stock award plans. The Bonds were issued in two tranches, with a maturity of 5 years (30% premium, 0% coupon) and 7 years (31% premium, 1% coupon), respectively. Under the terms of the Bonds, the Company can satisfy the conversion rights either in cash or shares, or a combination of the two, at its selection. Proceeds from the issuance of the Bonds will be used by STMicroelectronics for general corporate purposes. The issuance of the Bonds occurred on July 3, 2014, therefore the balance sheet impact will be effective in the third quarter of 2014.

First Half 2014 Results

Net revenues, excluding legacy ST-Ericsson products, decreased 0.7% to $3.59 billion from $3.62 billion in the year-ago period principally reflecting growth in MMS, APG and IPD offset by DCG, AMS and IBP.

Gross margin improved to 33.4% of net revenues, compared to 32.1% of net revenues for the 2013 first half. The expansion in the first half 2014 gross margin compared to the prior period principally reflected manufacturing efficiencies and product mix partially offset by pressure on prices and volumes as well as negative currency effects.

Sense & Power and Automotive revenues for the first half 2014 totaled $2.39 billion, up 2.4% compared to the first half 2013 led by APG and IPD. SP&A operating margin increased to 9.6% in the first half 2014 from 4.3% in the first half 2013 with all three product groups contributing to this increase.

Embedded Processing Solutions revenues were $1.28 billion, down 24.1% compared to the first half 2013 mainly due to the wind down of ST-Ericsson and weak performance of DCG. EPS revenues, excluding legacy ST-Ericsson products, decreased 5.3% principally driven by lower volumes of set-top box and imaging products despite solid growth by MMS. EPS operating margin in the first half 2014 was negative 5.1% compared to negative 18.7% in the first half 2013 mainly due to the wind down of ST-Ericsson, the catch-up of funding related to Nano2017 and manufacturing efficiencies partially offset by price pressure.

Net income, as reported, was $14 million in the first half of 2014, or $0.02 per share, compared to a net loss of $322 million, or $(0.36) per share in the first half of 2013. On an adjusted basis, net of related taxes, ST reported a non-U.S. GAAP net income per share of $0.10 excluding impairment, restructuring charges and one-time items in the first half of 2014, compared to a net loss per share of $(0.19) in the first half of 2013.*

The effective average exchange rate for the Company was approximately $1.36 to €1.00 for the first half of 2014, compared to $1.30 to €1.00 for the first half of 2013.

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* Net financial position and adjusted net earnings per share are non-US GAAP measures. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

First Half Revenue and Operating Results by Product Segment

Operating Segment (In Million US$)	First Half 2014 Net Revenues	First Half 2014 Operating Income (Loss)	First Half 2013 Net Revenues	First Half 2013 Operating Income (Loss)
Sense & Power and Automotive Products (SPA)	2,392	230	2,337	99
Embedded Processing Solutions (EPS)	1,285	(66)	1,692	(316)
Others	12	(71)	26	(171)
TOTAL	3,689	93	4,055	(388)

Third Quarter 2014 Business Outlook

Mr. Bozotti stated, “Turning to the third quarter, we expect to see sequential revenue growth in all areas of our product portfolio. Looking at SP&A, IPD and APG are expected to perform better than seasonal benefiting from both the favorable macro-environment as well as from our market position, and we also expect to see growth in AMS. In EPS, MMS is expected to moderately grow in the third quarter, after posting a record second quarter; our activities in Digital, including DCG and IBP, are also expected to grow. In total this leads us to target about 3% sequential revenue growth.

“Based upon our revenue growth outlook as well as product mix between analog and digital we anticipate that our third quarter gross margin will increase to about 34.4% at the midpoint of the range despite a higher level of unused capacity charges as our manufacturing capacity in digital technology is not yet fully utilized.

“Excluding the second quarter one-time effect related to Nano2017, we anticipate further improvement in our operating margin in the third quarter, as we continue to progress step-by-step towards reaching our target financial model.”

The Company expects third quarter 2014 revenues to increase about 3% on a sequential basis, plus or minus 3.5 percentage points. Gross margin in the third quarter is expected to be about 34.4%, plus or minus 2.0 percentage points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.355 = €1.00 for the 2014 third quarter and includes the impact of existing hedging contracts. The third quarter will close on September 27, 2014.

Recent Corporate Developments

•
On April 28, ST announced the appointment of Jean-Marc Chery as Chief Operating Officer. In this new role, Chery continues to report to Carlo Bozotti, ST’s President and Chief Executive Officer, and maintains his overall responsibility for the Company’s Embedded Processing Solutions (EPS) organization, as well as for central manufacturing operations at ST, which include Packaging and Test Manufacturing. He also continues in his role of Vice Chairman of ST’s Corporate Strategic Committee.

•
On April 30, ST announced the appointment of Paul Grimme as Executive Vice President, Mass Market and Online Marketing Programs, a new position created to coordinate the sales & marketing activities in this strategic and growing area for ST. Paul Grimme continues to report to Carlo Bozotti, ST’s President and Chief Executive Officer. Paul Cihak, formerly responsible for Global Key Accounts in the Americas region, took over from Paul Grimme as Executive Vice President and General Manager, Sales & Marketing, Europe, Middle East and Africa. Bob Krysiak, Executive Vice President and President for the Americas region joined ST’s Corporate Strategic Committee replacing Grimme in this role.

•
On May 14, ST and Samsung Electronics Co. Ltd. announced the signing of a comprehensive agreement on 28nm Fully Depleted Silicon-on-Insulator (FD-SOI) technology for multi-source manufacturing collaboration. The licensing accord provides customers with advanced manufacturing solutions from Samsung’s state-of-the-art 300mm facilities and assures the industry of high-volume production for ST’s FD-SOI technology.

•	On June 13, ST announced that all the resolutions were approved at the Company’s Annual General Meeting of Shareholders (AGM). The main resolutions approved by the shareholders were:
•	The reappointment of Mr. Carlo Bozotti as the sole member of the Managing Board and the Company’s President and Chief Executive Officer for a three-year term, expiring at the 2017 AGM;
•	The reappointment for a three-year term, expiring at the 2017 AGM, of the following members of the Supervisory Board: Messrs. Didier Lombard, Jean d’Arthuys, Jean-Georges Malcor and Alessandro Rivera;
•
The appointment, as new members of the Supervisory Board, for a three-year term expiring at the 2017 AGM, of Ms. Heleen Kersten and Mr. Maurizio Tamagnini in replacement of Mr. Tom de Waard and Mr. Bruno Steve, whose terms expired;

•	The adoption of the Company’s 2013 Statutory Annual Accounts prepared in accordance with International Financial Reporting Standards;
•
The distribution of a cash dividend of US$0.10 per common share for each of the second quarter of 2014, paid in June 2014, and third quarter of 2014, to be paid in September 2014 to shareholders of record in the month of each quarterly payment; and,

•	The appointment of PricewaterhouseCoopers Accountants N.V. as the Company’s external auditor for the 2014 and 2015 financial years.

Following the conclusion of the AGM, the members of the Supervisory Board appointed Mr. Maurizio Tamagnini as the Chairman and Mr. Didier Lombard as the Vice-Chairman of the Supervisory Board, respectively, for a three-year term expiring at the 2017 AGM.

•
On June 25, the European Commission approved €400 million in aid for the Nano2017 R&D program led by ST; the aid, granted by France to ST for the development of new technologies in the Nanoelectronics sector, was in line with European Union state-aid rules.

•
On June 26, ST announced the pricing of a $1 billion dual-tranche offering of convertible bonds. The Bonds were issued in two tranches, one of $600 million with a maturity of 5 years and one of $400 million with a maturity of 7 years. Proceeds from the issuance of the Bonds will be used by STMicroelectronics for general corporate purposes. The Company also announced the launch of a share buy-back program for the repurchase of up to twenty million ordinary shares, currently intended to meet the Company’s obligations in relation to its employee stock award plans.

•
On June 27, ST announced the publication of the Company’s 2013 Sustainability Report. This annual report contains comprehensive details of ST’s Sustainability strategy, policies and performance during 2013 and illustrates how the Company’s sustainability programs play a major role throughout the business to create value for all of its stakeholders.

Q2 2014 – Product and Technology Highlights
During the quarter, ST made strong progress with important new-product introductions and significant design wins.

Embedded Processing Solutions (EPS)

Digital Convergence (DCG)
•	Demonstrated Cannes Ultra in an Ultra-High Definition IP STB from one of the world’s largest manufacturers of digital set-top boxes at NCTA Cable Show.
•	Secured wins for cable chipsets in new-generation HD zappers from several multi-system operators.
•	Continued to democratize UHD in the ecosystem with the introduction of a complete 4K Satellite reference design in collaboration with MaxLinear.

Imaging, Bi-CMOS, ASIC and Silicon Photonics (IBP)
•	Started volume shipments of the ‘time-of-flight proximity sensor’ for the widely acclaimed LG G3 smartphone that began its global rollout from the second quarter of 2014.

Microcontroller, Memory and Secure MCU (MMS)
•	Ramped production of STM32 microcontrollers for a new Samsung smartphone that was launched in the second quarter of 2014.
•	Landed the slot for the STM32L1 in a new platform for a power meter at a major actor in the metering industry.
•	Earned selection of “Dynamic NFC Tag” memories by Airoha Technology for its latest Bluetooth audio-module reference design.
•	Announced new STM32 families, which combine high performance and low supply voltage and power.
•	Introduced a family of Dynamic Efficiency™ STM32 microcontrollers that use data batching to improve power-saving performance.
•	Sampled latest ST31G Secure MCUs to ID and Banking customers and revealed latest STPay product line (dual interface) for US EMV banking-card migration.

Sense & Power and Automotive Products (SP&A)

Analog, MEMS and Sensors (AMS)
•	Ramped production, as sole supplier, of MEMS microphones for multiple high-end mobile-phone models at ASUS.
•
Expanded the analog portfolio and customer coverage for wearables with the introduction of a new family of zero-drift op amps, while growing presence in the mass-market with important design wins from leading consumer-goods manufacturers.

•	Launched high-volume ramp-up of our 6-axis MEMS combo for the Huawei Ascend P7 phone, the latest flagship model released to the market in May.
•	Started high-volume production of accelerometers, gyrocopes, and inertial measurement modules for Lenovo, Meizu, Oppo, and other Chinese mobile phone makers for Android smart phones.
•	Began ramping production of 6-axis smart sensors for Xiaomi.
•	Won the socket for a 3-axis gyroscope from a global leader and ramped production of 9-axis combos for important leading brands for next-generation tablets.
•	Awarded the gyroscope and accelerometer sockets from a leading brand for car navigation applications.
•	Launched production of a 3-axis accelerometer for a smartwatch for an important Asian manufacturer.
•	Earned a design win for a MEMS compass for smartphones from a top-tier global brand.

•	Announced the world’s first high-dynamic-range FFX™ Audio Processor for home-system applications, the newest member of the Sound Terminal® family.
•	Captured multiple design wins for motion-activated remote controllers from important players in Europe and Japan.

Automotive (APG)
•	Captured a design win for power transistors and discretes from a large American tier1 supplier to the automotive industry.
•	Continued growth in automotive microcontrollers with wins for a parking application with a European manufacturer and for transmission applications with an American manufacturer.
•	Earned design wins for the latest-generation car-radio processor platform in Europe, Japan and China at the market leaders.
•	Won the socket for TESEO II plus dead reckoning with a leading Korean manufacturer.
•	Kept leadership in audio power with wins at a major tier1 for a premium sound solution and head units.

Industrial and Power Discrete (IPD)
•	Landed a design win with IGBTs for an air-conditioner application with a leading manufacturer in Asia.
•	Won sockets in server power-supply applications from a global leader for ultra-high-performance silicon carbide diodes.
•	Announced a highly integrated smart-metering IC ideally suited to maintaining high accuracy at extremely low power.
•	Won a design for a resonant controller with CVT Electronics, a major Chinese TV customer.
•	Earned a design win for a fully integrated motor driver in a new project under qualification for textile equipment.
•	Qualified high-voltage MOSFETs for power supplies and LED lighting applications with numerous top-tier vendors around the world.
•	Captured key filters and protection-device sockets for a broad range of portable applications with a leading global brand.
•	Selected by a major global manufacturer to provide a voltage regulator for a next-generation tablet/computer.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before impairment and restructuring charges, operating margin before impairment and restructuring charges, adjusted net earnings per share, free cash flow and net financial position.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those anticipated by such statements, due to, among other factors:

•Uncertain macro-economic and industry trends;
•Customer demand and acceptance for the products which we design, manufacture and sell;
•Unanticipated events or circumstances, which may either impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D Programs, which benefit from public funding;
•The loading and the manufacturing performance of our production facilities;
•The functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales;
•Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•Restructuring charges and associated cost savings that differ in amount or timing from our estimates;
•Changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;
•The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
•Changes in economic, social, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflict, social unrest, or terrorist activities;
•Availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations.
Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2013, as filed with the SEC on March 5, 2014. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

On July 23, 2014, the management of STMicroelectronics will conduct a conference call to discuss the Company’s operating performance for the second quarter of 2014.

The conference call will be held at 9:30 a.m. CET / 8:30 a.m. BST / 3:30 a.m. U.S. Eastern Time / 12:30 a.m. U.S. Pacific Time. The conference call will be available live via the Internet by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download, and install any necessary audio software. The webcast will be available until August 1, 2014.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2013, the Company’s net revenues were $8.08 billion. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Tel : +331.58.07.77.85 / +336.75.00.73.39
nelly.dimey@st.com
Alexis Breton
Tel : +331.58.07.68.62 / +336.59.16.79.08
alexis.breton@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	June 28,	June 29,
	2014	2013

Net sales	1,858	2,034
Other revenues	6	11
NET REVENUES	1,864	2,045
Cost of sales	(1,230)	(1,373)
GROSS PROFIT	634	672
Selling, general and administrative	(237)	(285)
Research and development	(389)	(453)
Other income and expenses, net	110	2
Impairment, restructuring charges and other related closure costs	(20)	(43)
Total Operating Expenses	(536)	(779)
OPERATING INCOME (LOSS)	98	(107)
Interest income (expense), net	(3)	7
Loss on equity-method investments	(52)	(89)
INCOME (LOSS) BEFORE INCOME TAXES	43	(189)
AND NONCONTROLLING INTEREST
Income tax benefit (expense)	(7)	16
NET INCOME (LOSS)	36	(173)
Net loss (income) attributable to noncontrolling interest	2	21
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY	38	(152)

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.04	(0.17)
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.04	(0.17)

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
DILUTED EARNINGS PER SHARE	895.4	889.0

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Six Months Ended
	(Unaudited)	(Unaudited)
	June 28,	June 29,
	2014	2013

Net sales	3,658	4,037
Other revenues	31	18
NET REVENUES	3,689	4,055
Cost of sales	(2,456)	(2,755)
GROSS PROFIT	1,233	1,300
Selling, general and administrative	(465)	(564)
Research and development	(768)	(986)
Other income and expenses, net	125	6
Impairment, restructuring charges and other related closure costs	(32)	(144)
Total Operating Expenses	(1,140)	(1,688)
OPERATING INCOME (LOSS)	93	(388)
Interest expense, net	(4)	-
Loss on equity-method investments	(60)	(102)
Gain on financial instruments, net	1	-
INCOME (LOSS) BEFORE INCOME TAXES	30	(490)
AND NONCONTROLLING INTEREST
Income tax benefit (expense)	(16)	21
NET INCOME (LOSS)	14	(469)
Net loss (income) attributable to noncontrolling interest	-	147
NET INCOME (LOSS) ATTRIBUTABLE TO PARENT COMPANY	14	(322)

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.02	(0.36)
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	0.02	(0.36)

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
EARNINGS PER SHARE	894.9	888.5

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS
As at	June 28,	March 29,	December 31,
In millions of U.S. dollars	2014	2014	2013
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	1,502	1,744	1,836
Short-term deposits	51	1	1
Marketable securities	-	-	57
Trade accounts receivable, net	1,098	1,112	1,049
Inventories	1,323	1,331	1,336
Deferred tax assets	145	130	123
Assets held for sale	30	-	16
Other current assets	618	382	389
Total current assets	4,767	4,700	4,807
Goodwill	89	90	90
Other intangible assets, net	225	228	217
Property, plant and equipment, net	2,966	3,066	3,156
Non-current deferred tax assets	212	222	227
Long-term investments	57	72	76
Other non-current assets	561	639	600
	4,110	4,317	4,366
Total assets	8,877	9,017	9,173

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	225	225	225
Trade accounts payable	739	764	694
Other payables and accrued liabilities	854	866	937
Dividends payable to stockholders	93	4	89
Deferred tax liabilities	-	-	-
Accrued income tax	47	51	48
Total current liabilities	1,958	1,910	1,993
Long-term debt	905	908	928
Post-employment benefit obligations	363	366	366
Long-term deferred tax liabilities	10	10	11
Other long-term liabilities	146	148	158
	1,424	1,432	1,463
Total liabilities	3,382	3,342	3,456
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,157	1,156	1,156
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,741,805 shares issued, 893,082,995 shares outstanding)
Capital surplus	2,595	2,587	2,581
Retained earnings	886	1,052	1,076
Accumulated other comprehensive income	977	1,024	1,042
Treasury stock	(187)	(212)	(212)
Total parent company stockholders' equity	5,428	5,607	5,643
Noncontrolling interest	67	68	74
Total equity	5,495	5,675	5,717
Total liabilities and equity	8,877	9,017	9,173

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q2 2014	Q1 2014	Q2 2013

Net Cash from operating activities	71	53	15
Net Cash used in investing activities	(219)	(39)	(146)
Net Cash used in financing activities	(92)	(105)	(12)
Net Cash decrease	(242)	(92)	(135)

Selected Cash Flow Data (in US$ millions)	Q2 2014	Q1 2014	Q2 2013

Depreciation & amortization	208	205	224
Net payment for Capital expenditures	(139)	(112)	(121)
Dividends paid to stockholders	(90)	(85)	(75)
Change in inventories, net	2	6	(18)

(Attachment A)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before impairment and restructuring charges and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, net of the relevant tax impact.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q2 2014 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	634	98	38	0.04
Impairment & Restructuring		20	20
Loss on equity-method investments (3Sun)			44
Estimated Income Tax Effect			-
Non-U.S GAAP	634	118	102	0.11

Q1 2014 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	599	(4)	(24)	(0.03)
Impairment & Restructuring		12	12
Estimated Income Tax Effect			(1)
Non-U.S GAAP	599	8	(13)	(0.01)

Q2 2013 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	672	(107)	(152)	(0.17)
Impairment & Restructuring		43	41
Loss on equity-method investments (3Sun)			69
Estimated Income Tax Effect			(11)
Non-U.S GAAP	672	(64)	(53)	(0.06)

(continued)

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	June 28, 2014	March 29, 2014	June 29, 2013
Cash and cash equivalents	1,502	1,744	1,583
Marketable securities	-	-	189
Short-term deposits	51	1	1
Non-current restricted cash	-	-	-
Total financial resources	1,553	1,745	1,773
Short-term debt	(225)	(225)	(313)
Long-term debt	(905)	(908)	(651)
Total financial debt	(1,130)	(1,133)	(964)
Net financial position	423	612	809

Free cash flow is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding proceeds from the sale of marketable securities and net cash variation for joint ventures deconsolidation. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

Free cash flow (in US$ millions)	Q2 2014	Q1 2014	Q2 2013
Net cash from operating activities	71	53	15
Net cash used in investing activities	(219)	(39)	(146)
Proceeds from sale of marketable securities, change in short term deposits, restricted cash, net and net cash variation for joint ventures deconsolidation	49	(65)	(3)
Free cash flow	(99)	(51)	(134)

--end---

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: July 23, 2014	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Chief Financial Officer Executive Vice President Finance, Legal, Infrastructure and Services